Ex. 99.28(d)(2)(ii)

Amendment to

JNL Multi-Manager Alternative Fund (Boston Partners) Ltd.

Investment Advisory Agreement between

Jackson National Asset Management, LLC and

JNL Multi-Manager Alternative Fund (Boston Partners) Ltd.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and JNL Multi-Manager Alternative Fund (Boston Partners) Ltd., an exempt company organized under the Companies law of the Cayman Islands (the “Company”), and a wholly-owned subsidiary of JNL Multi-Manager Alternative Fund (the “Fund”), a series of the JNL Series Trust (the “Trust”), an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

Whereas, the Adviser and the Company (the “Parties”) entered into an Investment Advisory Agreement effective as of the 13th day of August, 2018 (the “Agreement”), whereby the Adviser agreed to perform certain investment advisory services to the Company.

Whereas, the Board of Directors of the Company have approved and the Parties have agreed to amend Section 2. “Duties” and Section 12. “Duration and Termination” of the Agreement, effective September 6, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Sub-paragraph f) after “The Adviser further agrees that it:”, under Section 2. “Duties,” shall be deleted and replaced, in its entirety, with the following:

f)	Will act upon reasonable instructions from Company representatives (except as to the voting of proxies) not inconsistent with the Adviser’s fiduciary duties or the Company’s investment objectives;

2)	Sub-paragraph h) after “The Adviser further agrees that it:”, under Section 2. “Duties,” shall be deleted, in its entirety, and sub-paragraph “i)” shall be modified to “h).”

3)	Section 8. “Duration and Termination” shall be deleted and replaced, in its entirety, with the following:

This Agreement will become effective as to the Company upon execution or, if later, the date that initial capital for the Company is first provided to it, and unless sooner terminated as provided herein, will continue in effect for two years from the date of its execution. Thereafter, if not terminated, this Agreement shall continue in effect through September 30th of each successive year following the initial two year period, provided that such continuation is specifically approved at least annually by the Board. Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty (60) days’ written notice by the Adviser with the consent of the Board. This Agreement will immediately terminate in the event of its assignment. Sections 9 and 10 herein shall survive the termination of this Agreement.

4)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

5)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

6)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective September 6, 2019.

Attest:		JNL Multi-Manager Alternative Fund (Boston Partners) Ltd.

By:	/s/ Kristen K. Leeman	By:	/s/ Daniel W. Koors
	Kristen K. Leeman	Name:	Daniel W. Koors
		Title:	Director, Vice President, Treasurer, and
Chief Financial Officer

Attest:		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
	Kristen K. Leeman	Name:	Mark D. Nerud
		Title:	President and Chief Executive Officer